SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Titan International, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    88830M102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,498,800

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,498,800

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,498,800
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.8%
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    14      TYPE OF REPORTING PERSON*
            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 3 OF 5 PAGES
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The Schedule 13D (the "Schedule 13D") filed on October 24, 2005 by JANA Partners
LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Titan International (the "Issuer"), as amended by Amendment No. 1 and Amendment No. 2 to the Schedule
13D, is hereby amended as set forth below by this Amendment No. 3 to the
Schedule 13D. The principal executive office of the Issuer is located at 2701 Spruce Street, Quincy, Illinois 62301.

By oversight the Reporting Person failed to amend this Schedule 13D following its purchases on May 25, 2006. Such purchases however were timely reported in its publicly-filed Statements of Changes in Beneficial Ownership on Form 4.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 4,498,800 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $74,404,376. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 5.     Interest in Securities of the Company.

        Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 19,731,332 Shares outstanding, which is the total number of Shares outstanding as of July 26, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 28, 2006.

       As of the close of business on September 21, 2006, the Reporting Person may be deemed to beneficially own 4,498,800 Shares constituting approximately 22.8% of the Shares outstanding.

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 4 OF 5 PAGES
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        (b) The Reporting Person has sole voting and dispositive powers over the
4,498,800 Shares, which powers are exercised by the Principals.

        (c) The following transactions in the Shares were effected by the Reporting Person since the filing of Amendment No. 2 to the Schedule 13D. All of the transactions in Shares listed hereto were effected in open market purchases on the NYSE market through various brokerage entities.

Date of Transaction          Shares Purchased (Sold)             Price Per Share
-------------------          -----------------------             ---------------
      4/03/2006                        1,400                         $17.30
      4/12/2006                      150,000                         $16.48
      5/18/2006                          600                         $19.03
      5/19/2006                       30,500                         $19.01
      5/22/2006                        1,500                         $19.04
      5/22/2006                       15,800                         $19.02
      5/25/2006                       35,000                         $18.99
      6/05/2006                       37,000                         $18.80
      6/06/2006                       75,000                         $18.65
      9/18/2006                        6,897                         $16.92
      9/18/2006                      107,180                         $16.94
      9/18/2006                        8,388                         $16.93
      9/18/2006                       37,280                         $16.88
      9/18/2006                          503                         $16.92
      9/18/2006                        7,280                         $16.94
      9/18/2006                          612                         $16.93
      9/18/2006                        2,720                         $16.88
      9/19/2006                          300                         $16.83
      9/19/2006                       46,700                         $16.83

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CUSIP NO.      88830M102             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2006


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name:  Barry Rosenstein
                                               Title: Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name:  Gary Claar
                                               Title: Managing Director